22 November 2010

Ms Tia Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Diageo plc – Form 20-F for the year ended 30 June 2010,
Filed 14 September 2010 (File No. 001-10691)

Dear Ms Jenkins:

Thank you for your letter dated 29 October 2010 setting forth comments relating to the Form 20-F for the fiscal year ended 30 June 2010 (the ‘2010 Form 20-F’) of Diageo plc (‘Diageo’ or the ‘company’), filed with the Commission on 14 September 2010.

Diageo’s responses to your comments are set forth below.  To facilitate your review, we have included in this letter the captions and numbered comments from your comment letter in bold, italicised text, and have provided our responses immediately following each numbered comment.

The company acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to the Consolidated Financial Statements, page 155

2. Segmental Information, page 157

(e) Foreign Exchange Rates, page 162

1.
We note that your results for the year ended 30 June 2010 include operating profit for Venezuela denominated in Venezuelan bolivar fuerte (“VEF”) of VEF 485 million, translated at the official exchange of $1 = VEF2.15 (£1 = VEF3.51) for the six months ended 31 December 2009 and $1 = VEF4.3 (£1 = VEF6.4) for the six months ended 30

Diageo is a trading name of Diageo plc	Registered office: Lakeside Drive, Park Royal, London NW10 7HQ Reigstered in England and Wales No. 23307

June 2010. Please tell us how you considered the IAS 21.42(a) requirement to translate all amounts at the closing rate at the date of the most recent statement of financial position.

In respect of the year ended 30 June 2010, the requirements of IAS 21.42(a) were followed in connection with the publication of results at each relevant period end, being the six months to 31 December 2009 and the six months to 30 June 2010. The results for the six months to 31 December 2009 were remeasured and translated as required by IAS 29.8 and IAS 21.42(a).  Because these figures had been previously published, those amounts were not restated when included with financial information for subsequent periods, in accordance with IAS 21.42(b) and IAS 21.43.

More specifically, the group’s financial statements for the six month period ended 31 December 2009 were publicly issued on 11 February 2010 and furnished to the SEC on 12 February 2010. All Venezuelan bolivar denominated amounts were translated at the rate of $1 = VEB2.15, being the closing rate at 31 December 2009, as required by IAS 21.42(a). The official exchange rate for the Venezuela bolivar was changed by the government on 11 January 2010 to $1 = VEB4.3.

The group’s financial statements for the year ended 30 June 2010 were publicly issued in Diageo’s UK Annual Report and filed with the SEC on 14 September 2010. The amount included in the full year financial statements for Venezuela comprised:

•	the results of the first six months ended 31 December 2009, as already quantified and reported for the first half period, and

•	the results of the six months ended 30 June 2010 translated at the official rate of $1 = VEB4.3, being the official closing rate for that period as required by IAS21.42(a).

No adjustment was therefore made to the results reported for the six months to 31 December 2009 as this would have resulted in publicly reported information being restated.  The restatement of results already reported is not contemplated under IFRS (as demonstrated, for example, by the requirements of IAS 21.42(b) and 21.43 and IAS 34.36), except when mandated in the event of a fundamental error or change in accounting policy.  Moreover, if the results for the six month period ended 31 December 2009 had been restated at 30 June 2010 to the revised official exchange rate, the comparative information contained in the release for the six months ended 31 December 2010 would also have to be considered for further restatement, which is not consistent with the requirements of IAS 21.42(b).

2.
We note on page 179 that Venezuela became a hyperinflationary country in December 2009, and that hyperinflationary accounting requires the restatement of the subsidiary undertaking’s income statement to current purchasing power.  To the extent you believe your business operations in Venezuela are material, please provide the following disclosure:

•
Disclosure of how the government actions regarding exchange rates and related restrictions affect the registrant’s ability to repatriate cash via dividends, including any impact of the elimination of the parallel market and the volume restrictions as part of the SITME;

•	Discussion of the impact that the price controls imposed by the government resulting from the January 2010 devaluation had on your business;

•	Discussion of any anticipated or recent changes in business practices or policies to be enacted to that have been enacted in response to the economic conditions in Venezuela;

•	Disclosure of the amount of individual monetary assets and liabilities held by Venezuelan subsidiaries disaggregated by the currency in which they are denominated (e.g. VEF or USDs);

•
Disaggregated financial information including a summarized balance sheets, income statements, and cash flow statements for any Venezuelan subsidiaries in order to help readers understand the impact of deconsolidation should the lack of exchangeability become other than temporary;

•	Discussion of the impact that any further devaluation might have on the country’s assets, liabilities, revenues, margins, and income;

•	Disclosure of the amount of VEF pending government approval for settlement at either the official rate or the SITME rate and the length of time; and

•	Disclosure of the exchange rate selected for remeasurement and an explanation of any changes in the rate selected from the prior period, including the financial statement impact of the change.

If you believe that such information is not material for readers to assess the past and potential future impact of the economic conditions in Venezuela, please explain to us the basis of your conclusion.

We do not believe that the operations in Venezuela are material to Diageo. An analysis of volume, sales, net sales, operating profit and total assets for Venezuela compared to the Diageo aggregated totals for the year ended 30 June 2010 is as follows:

	Venezuela	Diageo
	Equivalent units
	Million	Million	%
Volume	2.5	143.4	1.7
	£million	£million	%
Sales	460	12,958	3.5
Net sales	380	9,780	3.9
Operating profit*	105	2,574	4.1
Total assets	210	19,454	1.1

* An additional £39 million of operating profit, denominated in US dollars, was generated on the sale of product to Venezuela. This amount has not been included in the figures presented in the table because it is generated outside of Venezuela and is not affected by hyperinflation.

Only 1.7% of Diageo’s total volume sold in the year ended 30 June 2010 was sold in Venezuela and Diageo’s VEB denominated operations in Venezuela represented 3.5%, 3.9%, 4.1% and 1.1% of the group’s sales, net sales, operating profit and total assets, respectively, for the year ended 30 June 2010. Accordingly, we do not believe that the information identified by the Staff about the economic conditions in Venezuela or our operations there would be material for investors holding securities of, or evaluating an investment in, the company.

3.	Note 12. Property, Plant and Equipment, page 189

We note the prior year adjustments that reduced plant and equipment by £199 million (cost) and £149 million (depreciation) at 30 June 2008.  Please tell us what these adjustments represent and explain to us how they relate to your change in accounting policy for returnable bottles and crates, if at all.  In that regard, it appears to us that property, plant and equipment would increase as a result of this change in accounting policy.

The adjustments that reduced plant and equipment are in respect of the change in accounting policy for returnable bottles and crates. Formerly some returnables were reported in plant and equipment in the property, plant and equipment note and a number were reported in inventories. The net change of £50 million (£199 million less £149 million) represents amounts transferred within property, plant and equipment classes, from ‘plant and equipment’ to ‘returnable bottles and crates’. Property, plant and equipment in aggregate as at 30 June 2008 did increase by £53 million (£110 million less £57 million). Inventories as at 30 June 2008 decreased by £49 million as a result of the transfer.

*           *           *

Please direct any questions or comments regarding the enclosed material to Gavin Crickmore, Technical Accounting Director, of the company at +44-208-978-4339, or  Richard Morrissey of Sullivan & Cromwell LLP the company’s US securities legal counsel, at (212) 558-4000 (phone) or (212) 558-3588 (fax) who will arrange with the company an appropriate response.

Very truly yours,

    /s/ D Mahlan
D Mahlan
Chief Financial Officer

cc:	John Archfield

Ryan Milne (Securities and Exchange Commission)

Richard C. Morrissey (Sullivan & Cromwell LLP)